Exhibit 21.1

Subsidiaries of the Registrant

Name	State or Jurisdiction of Organization
Accuray International SARL	Switzerland
Accuray Europe SAS	France
Accuray UK, Ltd.	United Kingdom
Accuray Asia Ltd.	Hong Kong
Accuray Japan K.K.	Japan
Accuray Spain, S.L.U.	Spain
Accuray Medical Equipment (India) Private Limited	India
Accuray Medical Equipment (Rus) LLC.	Russia
Accuray Medical Equipment GmbH	Germany
Accuray Medical Equipment (Canada) Ltd.	Canada
Accuray Mexico, S.A. de C.V.	Mexico
Accuray Medical Equipment (Shanghai) Co., Ltd.	China
Accuray Medical Equipment (SG) Private Limited	Singapore
Accuray Brasil Comércio, Importação e Exportação de Equipamentos Médicos Ltda	Brazil
Accuray Belgium BV	Belgium
Accuray Italy S.R.L	Italy
Accuray Accelerator Technology (Chengdu) Company Limited	China
TomoTherapy Incorporated	United States